Exhibit 99.1

European Commission Announces That Tomorrow It Will Authorize the Agreement with CureVac for the Supply of up to 405 Million Doses of mRNA-Based COVID-19 Vaccine Candidate, CVnCoV

•	Contract spans 225 million initial doses and the option for an additional 180 million doses
•	Upfront payment to support financing of advanced clinical development of CVnCoV, ramp-up of European manufacturing network and market supply preparations

TÜBINGEN, Germany/ BOSTON, USA – November 16, 2020 – CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), reports the European Commission’s announcement that tomorrow it will authorize an Advanced Purchase Agreement for CureVac´s mRNA-based COVID-19 vaccine candidate, CVnCoV.

Once finalized, the contract with the European Commission will provide member states of the European Union with up to 225 million doses of the vaccine and includes the option for an additional purchase of 180 million doses. The mRNA vaccine will be supplied once it has proven to be safe and effective against COVID-19. CureVac will receive an upfront payment to support the advanced clinical development of CVnCoV and the current ramp-up of its manufacturing network, as well as market launch and supply preparations.

“CureVac is leveraging 20 years of expertise in mRNA technology to develop a COVID-19 vaccine that can contribute to the end of the COVID-19 pandemic and to potentially allow all of us to return to an unrestricted life, where we are free again to engage in all activities we enjoy doing,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “As an important step toward that goal, we are proud to potentially supply our COVID-19 vaccine to citizens of the European Union. Beyond the European Union, we are actively engaging with governments and multilateral organizations across the globe to ensure broad and equitable access to our COVID-19 vaccine candidate.”

CureVac is currently expanding manufacturing capacities for the large-scale manufacturing of CVnCoV. Vaccine doses are expected to be produced both at CureVac’s in-house, GMP-certified manufacturing site in Germany and across a broad European manufacturing network.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus. The Phase 1 clinical study of CVnCoV began in June 2020 at clinical study centers in Germany and Belgium in collaboration with the Coalition for Epidemic Preparedness Innovation (CEPI). At the end of September 2020, CVnCoV entered into a Phase 2a clinical trial in Peru and Panama, extending clinical studies into older adults and regions with high-incidence of COVID-19 infections. Phase 1 interim data reported in November 2020, showed that  CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was found to be comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. The data support the decision to advance a 12µg dose in the upcoming pivotal Phase 2b/3 study.

CureVac plans to initiate the pivotal Phase 2b/3 clinical study before end of 2020. Clinical trial material is provided by the company’s production capacities for mRNA vaccines at its headquarters in Tübingen supported by the current expansion of those manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac
CureVac is a global biopharmaceutical company active in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements
This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project~~,~~” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.